EXHIBIT H

August 14, 2017

Board of Directors (the “Board”)
EQT Corporation
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222

Ladies & Gentlemen,

JANA Partners LLC (“we” or “us”) and our industry partners together own almost 6% of the outstanding shares of EQT Corporation (“EQT” or the “Company”).  As you know, we believe that EQT’s proposed acquisition of Rice Energy (“Rice”) would result in the Company paying more than the actual value of the originally-claimed transaction synergies to Rice shareholders and substantially diluting the value of an eventual separation to current EQT shareholders by issuing significantly undervalued shares to pay for this acquisition. As we have also made clear, we believe the “new” synergies EQT management claimed to have discovered recently after we announced our opposition to this acquisition are specious at best, as evidenced by management’s unwillingness to commit to these $7.5 billion in supposed new synergies in fact being worth anything at all. The question of course remains why EQT has gone to such great lengths to sell this value-destructive acquisition to shareholders, versus pursuing an immediate value-maximizing separation, particularly given the standard presumption that the interests of company management are at least generally aligned with shareholders. A review of EQT’s compensation policy provides at least one answer: EQT’s perverse compensation structure in fact incentivizes management to pursue this suboptimal, dilutive acquisition, no matter the cost to EQT shareholders.

As detailed in EQT’s proxy and 10-K filings, management’s long-term incentive compensation (the largest component of total compensation) is significantly influenced by 3-year average production growth. This growth however can be achieved by any means and is not measured on a per share basis, meaning that even value dilutive acquisitions paid for with undervalued stock, like the Rice transaction, can drive up management compensation simply by the acquisition of production volume. While it is true that Total Shareholder Return (TSR) ranking is also a determinant of incentive compensation, production growth is the only variable that is entirely within management’s control, and in any event the TSR payout structure is largely insensitive to actual share price changes.1 EQT’s ranking among peers is further protected by including only a few companies with

1 There are eight payout levels based on EQT’s TSR ranking versus a peer group of 23-26 companies (including EQT). Each payout level corresponds to a shift in EQT’s ranking by three positions, which corresponds to a large difference in TSR (20% on average based on actual peer TSR range in the two most recently completed 3-year performance periods ending December 31, 2015 and December 31, 2016).

meaningful midstream exposure and by arbitrarily assigning a negative 100% TSR to peers that are acquired, thereby moving the acquired companies which were usually the best performers to the very bottom of the ranks. This practice conveniently pushed EQT’s TSR ranking upwards and boosted payout by 40% of targeted awards in each of the two most recently completed 3-year performance periods (for the 3 years ending December 31, 2015 and December 31, 2016).

This structure incentivizes management to acquire production to achieve its incentive targets, and this appears to be precisely what EQT management has done. As set forth in EQT’s latest proxy, in order for management to receive the maximum annual payout for production growth for the next 3 years, production would need to grow at a CAGR of 25% for the 2015-2018 and 2016-2019 periods. Per management’s projections in the proxy, EQT’s production growth is currently significantly below this target, with an estimated CAGR of 16.6% and 14.7% for such periods, respectively (and will be even lower given the recent decision to curtail production in West Virginia). A Rice acquisition would immediately make up for this shortfall, boosting production growth for these periods to approximately 37% and 36% merely by combining the two companies, and without achieving any of management’s claimed synergies. This maneuvering boosts EQT management’s incentive compensation, which at the current TSR ranking would be worth approximately $50 million, with the bulk of this compensation going to CEO Steven Schlotterbeck and Executive Chairman David L. Porges. This payout boost also helps make sense of EQT’s decision to walk away from a more attractively priced deal to acquire Rice last summer when the Company’s shares were at $76, but to restart discussions in 2017 when it was increasingly clear that EQT would not hit its incentive plan production growth targets, even though EQT’s stock price had by that point fallen to approximately $58 per share, substantially increasing the dilution to shareholders from issuing new shares.

The proposed Rice acquisition also does not appear to be the first instance where EQT management has used wasteful acquisitions or dilutive share issuances to help achieve production growth. For example, despite acknowledging on July 23, 2015 that at $76 its shares were trading at a significant discount, particularly given that its E&P business was being valued by the market at “less than half the multiple of our Marcellus peers,”2 and despite acknowledging on more than one occasion that the Company did not need to raise external funding, in February 2016 EQT issued almost $500 million in new equity and in May 2016 issued another $800 million, in each case at prices well below $76, to fund asset acquisitions in West Virginia. In fact, since May 2016 the Company has spent approximately $1.6 billion of shareholder capital on acquisitions, 90% of which have been in West Virginia, a state in which the Company recently announced it would curtail drilling just one year after acquiring the acreage due to permitting challenges (which with any diligence would have been readily apparent at the time of the acquisition and serves to highlight the risks of even small scale M&A).

The annual cash incentive component of EQT’s management compensation plan may provide further explanation for management’s desire to bulk up instead of pursuing a path to unlock value through a separation of the midstream business. This is because management’s annual cash bonus is based on achieving an annual EBITDA target and separating midstream would remove a large, stable, and growing driver of these annual cash bonuses. Moreover, should EQT continue its prior practice of calculating the maximum bonus pool at 2% of EBITDA (regardless of whether growth from the prior year is the result of M&A), the Rice transaction would create a windfall by increasing the senior management cash bonus pool by approximately $130 million for the 2018 to 2021 period.

2 Management commentary; second quarter 2015 earnings call; July 23, 2015.

In short, as Reuters Breakingviews recently noted, these warped management incentives “may help explain why [CEO] Schlotterbeck has been squandering cash to accumulate assets,” and “[b]uying Rice could well deliver more of the same.”3 EQT’s suboptimal compensation policy also brings into sharper focus the larger governance issues on the Board, including a lead director with a 20 year tenure (raising serious doubts about his independence) who also sits on the compensation committee, which is chaired by another director who has sat on the Board for more than 10 years. We also note that the Company has an executive committee with the power to take action on behalf of the full Board when it is not in session, on which the CEO, the lead director, and the executive chairman (who is the former CEO) all sit, thus potentially magnifying the power of management in making decisions.

For these reasons, we believe it is clearer than ever that EQT shareholders should reject the proposed Rice acquisition, unless of course EQT management is willing to forsake the millions in additional compensation they would receive for this value-destroying transaction and accept a substitute incentive plan based on the percentage of the far-fetched synergies they have promised that they actually deliver. It is also clearer than ever that EQT has no justification for putting off announcing its plan to address the Company’s substantial sum of the parts discount until the end of 2018, particularly given the risk that the Company pursues a path that would enrich management, such as selling the midstream business in a taxable transaction and using the proceeds to make acquisitions to meet future production targets, rather than maximize shareholder value by spinning off the midstream business. Lastly, we continue to believe that it may be necessary to add new Board members and we are prepared if necessary to nominate highly-qualified and independent nominees.  Should you wish to discuss this matter further, we can be reached at (212) 455-0900.

Sincerely,

/s/ Barry Rosenstein

Barry Rosenstein
Managing Partner
JANA Partners LLC

3 “Burnt Rice”; Lauren Silva Laughlin; Reuters BreakingViews; August 4, 2017.